SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

File No. 812-[•]

In the Matter of

BNP Paribas USA, Inc.
787 Seventh Avenue
New York, NY 10019

BNP PARIBAS ASSET MANAGEMENT USA, Inc.
200 Park Avenue, 11th Floor

New York, NY 10166

Bishop Street Capital Management Corp.

First Hawaiian Center

999 Bishop Street, Suite 2806

Honolulu, HI 96813

BNP PARIBAS ASSET MANAGEMENT UK LIMITED

5 Aldermanbury Square

London EC2V 7BP

United Kingdom

January 25, 2018

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE
PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Peter J. Cooke	Donald R. Crawshaw
BNP Paribas USA, Inc.	Wendy M. Goldberg
787 Seventh Avenue	Sullivan & Cromwell LLP
New York, NY 10019	125 Broad Street
New York, NY 10004

This Application consists of 27 pages.

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

BNP Paribas USA, Inc.

787 Seventh Avenue

New York, NY 10019

BNP PARIBAS ASSET MANAGEMENT USA, Inc.
200 Park Avenue, 11th Floor
New York, NY 10166

Bishop Street Capital Management Corp.
First Hawaiian Center
999 Bishop Street, Suite 2806
Honolulu, HI 96813

BNP PARIBAS ASSET MANAGEMENT UK LIMITED
5 Aldermanbury Square
London EC2V 7BP
United Kingdom

File No. 812-[•]

: : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

I.                                        Introduction and Summary of Application

BNP Paribas USA, Inc. (the “Pleading Entity”), BNP PARIBAS ASSET MANAGEMENT USA, Inc.  (“BNPP AM USA”), Bishop Street Capital Management Corp. (“BSCM”) and BNP PARIBAS ASSET MANAGEMENT UK LIMITED (“BNPP AM UK”) (each, an “Applicant” and collectively, “Applicants”), each respectfully submits this application (the “Application”) pursuant to Section 9(c) of the Investment Company Act of 1940 (the “Act”) for:  (1) a temporary order granting an exemption from Section 9(a) of the Act (the “Temporary Order”) pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption; and (2) a permanent order exempting the Covered Persons (as defined below) from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in connection with the proceeding United States of America v. BNP Paribas USA, Inc.

As noted below, each of BNPP AM USA, BSCM and BNPP AM UK (together, the “Fund Servicing Applicants”) serves as investment adviser (as defined in Section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies (“Funds”) (such activities, “Fund Service Activities”).(1)  A list of all Funds to which the Fund Servicing Applicants serve as investment adviser as of the date of this Application is set out in Appendix A to this Application.(2)

The Pleading Entity is a party to this Application, but does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company and is not a Covered Person (as defined below).(3)  While no existing company of which the Pleading Entity is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”), other than the Fund Servicing Applicants, currently serves as an investment adviser or depositor of any Fund, employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or principal underwriter (as defined in Section 2(a)(29) of the Act) for any open-end management investment company registered under the Act (“Open-End Fund”), unit investment trust registered under the Act (“UIT”), or face-amount certificate company registered under the Act (“FACC”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which the Pleading Entity is an Affiliated Person and to any other company of which the Pleading Entity may become an Affiliated Person in the future (together with the

(1)                                 None of the Applicants acts as principal underwriter to any Open-End Fund, as investment adviser to ESCs or as investment adviser, depositor or principal underwriter to investment companies that have elected to be treated as business development companies under the Act, registered unit investment trusts or registered face-amount certificate companies.

(2)                                 As of the date of this Application, six of the recently organized Funds listed in Part 1A have not commenced operations, but registration statement amendments for all of them have become effective and commencement of operations of one or more of these Funds is expected to take place as soon as January 2018, subject to, among other things, market conditions.

(3)                                 BNP Paribas S.A., the parent of the Pleading Entity, does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company and is not a Covered Person (as defined below).

Fund Servicing Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.(4) Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

II.                                   Background

A.                                    Applicants

Each of the Applicants is either a direct or indirect wholly owned subsidiary of BNP Paribas S.A. (“BNPP”), which is organized under the laws of France as a credit institution authorized and supervised according to the rules laid out by the French monetary code, Parts V and VII.  In the United States it is a foreign bank, as defined in section 1(b)(7) of the International Banking Act (12 U.S.C. § 3101(7)).  BNPP was created in 2000 from the merger of Banque Nationale de Paris (“BNP”) and Paribas, whose origins date back to 1848 and 1872, respectively.  BNPP is a leading bank in the Eurozone, a major global bank and active in 74 countries with approximately 192,000 employees.  BNPP has key positions in its two main areas of activity: Retail Banking & Services and Corporate & Institutional Banking.  In Europe, BNPP has four domestic markets (Belgium, France, Italy and Luxembourg) and BNP Paribas Personal Finance is the leader in consumer finance.  BNPP is also developing its integrated retail banking model in countries around the Mediterranean basin, in Turkey and in Eastern Europe, and has a large network in the United States.  Its International Financial Services and Corporate & Investment Banking businesses are among the leaders in Europe and have a solid foothold in the Americas, as well as a robust and rapidly-growing presence in Asia-Pacific.  BNPP AM USA and BNPP AM UK are part of the asset management business of BNPP which, as of September 30, 2017, managed approximately €571 billion (approximately US $673 billion) in total client assets, including assets under discretionary management, and had approximately 700 investment professionals in 23 countries, including 62 in the United States.

The Pleading Entity, a corporation organized under the laws of Delaware and a wholly owned subsidiary of BNPP, serves as BNPP’s U.S. intermediate holding company.  The Pleading Entity was designated as BNPP’s U.S. intermediate holding company in July 2016 in order to comply with the Board of Governors of the Federal Reserve System’s requirement (under Regulation YY) that a foreign banking organization with $50 billion or more in U.S. non-branch assets, such as BNPP, establish a U.S. intermediate holding company to hold its interest in the substantial majority of its U.S. subsidiaries.(5)  Accordingly, the Pleading Entity had not yet become the intermediate holding company for the BNPP group’s US businesses at the time of the Conduct (as defined below). The Pleading Entity holds BNPP’s retail banking, Corporate Institutional Banking and asset management subsidiaries in the United States.  The Pleading Entity also holds a portfolio of private equity placements comprising interests in small to

(4)                                 Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

(5)                                 After the Pleading Entity’s intermediate holding company designation in July 2016, it elected its current independent directors.

medium size non-public corporations as well as limited partnerships or Funds that invest in the energy sector.

BNPP AM USA, a corporation formed under the laws of New York in 1973, is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and is an indirect wholly owned subsidiary of BNPP and of the Pleading Entity.  BNPP AM USA serves as sub-adviser to each Fund listed in Part 1 of Appendix A to this Application.  The Fund assets under management sub-advised by BNPP AM USA were approximately $619 million as of September 30, 2017.  In addition, BNPP AM USA currently acts as investment adviser to one recently organized fund (with assets under management of approximately $20 million as of December 20, 2017), has current plans to act as investment adviser to six additional recently organized Funds (which have not yet commenced operations), and may wish to advise additional Funds in the future.  The six recently organized Funds that have not yet commenced operations are listed in Part 1A of Appendix A. Until late April 2017, BNPP AM USA was named “Fischer Francis Trees & Watts, Inc.”

BSCM, a corporation formed under the laws of Hawaii in 1999, is registered as an investment adviser under the Advisers Act.  BSCM is an indirect wholly owned subsidiary of First Hawaiian, Inc. (“First Hawaiian”), which is an approximately 62% owned indirect subsidiary of BNPP.  Until its initial public offering, which was completed in August 2016, First Hawaiian was a wholly owned indirect subsidiary of BNPP.  BNPP has announced that it expects to continue to reduce its ownership interest in First Hawaiian over time.  BSCM serves as investment adviser to each Fund listed in Part 2 of Appendix A to this Application.  The assets under management of the Funds for which BSCM serves as investment adviser were approximately $242 million as of September 30, 2017.

BNPP AM UK, a corporation incorporated in England and Wales in 1990, is registered as an investment adviser under the Advisers Act.  BNPP AM UK is an indirect wholly owned subsidiary of BNPP.  BNPP AM UK is a sub-adviser to the newly-organized Fund listed in Part 1B of Appendix A which may assets under management of approximately $20 million as of December 20, 2017.

B.                                    The Information, the Plea Agreement and the Judgment

On January 25, 2018, the U.S. Department of Justice (the “Department of Justice”) filed a criminal information in the District Court for the Southern District of New York (the “District Court”) charging the Pleading Entity with a one-count violation of the Sherman Antitrust Act, 15 U.S.C. § 1 (the “Information”). The Information charges that, from September 2011 until at least July 2013, the Pleading Entity, through a single Central and Eastern European, Middle Eastern and African Emerging Markets currencies (“CEEMEA” currencies) trader employed by an affiliate of the Pleading Entity, BNP Paribas Securities Corp. (“Sec Corp”), participated in a conspiracy with employees of other financial institutions to suppress and eliminate competition in CEEMEA currencies by various means and methods, including by: (i) agreeing to enter into non-bona fide trades among themselves on an electronic FX trading platform, for the sole purpose of manipulating prices; (ii) agreeing to subsequently cancel these non-bona fide trades, or to offset them by entering into equivalent trades in the opposite direction, in a manner designed to hide such actions from other FX market participants; (iii) coordinating on the price, size and timing of their bids and offers on an electronic FX trading platform in order to manipulate prices on that and other electronic FX trading platforms; (iv) agreeing to refrain from trading where one or more of the co-conspirators had a stronger need to buy or sell than the others, in order to prevent the co-conspirators from bidding up the price or offering down the price against each other; (v) coordinating their trading prior to and during fixes in a manner intended to manipulate final fix prices; (vi) coordinating their trading in order to move pricing through their customers’ limit order levels; (vii) agreeing on pricing to quote to specific customers; and (viii) employing measures to hide their coordinated conduct from customers as well as other FX market participants (the “Conduct”).

The Pleading Entity has agreed to resolve the action brought through a plea agreement presented to the District Court on January 25, 2018 (the “Plea Agreement”).  Under the Plea Agreement, the Pleading Entity agreed to enter a plea of guilty to the charge set out in the Information (the “Plea”).  In addition, the Pleading Entity will make an admission of guilt to the District Court.  Applicants expect that the District Court will enter a judgment against the Pleading Entity that will require remedies that are materially the same as those set forth in the Plea Agreement.

According to the Plea Agreement, the Pleading Entity agrees as follows:  First, the Pleading Entity shall pay to the United States a criminal fine of $90 million. Second, the Pleading Entity and its related entities(6) shall further strengthen their compliance and internal controls as required by the Board of Governors of the Federal Reserve System (“FRB”), New York State Department of Financial Services (“DFS”), and any other regulatory or enforcement agencies that have addressed the Conduct, and provide a report to the United States one year after execution of the Plea Agreement, and thereafter upon the United States’ request, regarding their remediation and implementation of any compliance program and internal controls, policies, and procedures that relate to the Conduct. Third, for a period of three years from the date of execution of the Plea Agreement, the Pleading Entity shall report to the Department of Justice Antitrust Division all credible information regarding criminal violations of U.S. antitrust laws by the Pleading Entity, its related entities, or any of their employees as to which the Pleading Entity’s or its related entities’ boards of directors, management (that is, all supervisors within BNPP), or legal and compliance personnel are aware. Lastly, for a period of three years from the date of execution of the Plea Agreement, the Pleading Entity shall bring to the Department of Justice Antitrust Division’s attention all federal criminal investigations in which the Pleading Entity or any of its related entities is identified as a subject or a target, and all administrative or regulatory proceedings or civil actions brought by any federal or state governmental authority in the United States against the Pleading Entity, its related entities, or their employees, to the extent that such investigations, proceedings or actions allege facts that could form the basis of a criminal violation of U.S. antitrust laws.

C.                                    Other Orders and Investigations

The FRB entered a cease and desist order (the “FRB Order”) on July 17, 2017 against BNPP, the Pleading Entity and Sec Corp concerning unsafe and unsound banking practices relating to BNPP’s FX business, including with respect to inappropriate communications between BNPP FX traders and FX traders at other financial institutions and by BNPP’s FX sales personnel and customers. Such communications include disclosures of trading positions and coordination,

(6)                                 The Plea Agreement defines “related entities” as (1) BNPP and (2) entities in which the Pleading Entity or BNPP had a greater than 50% ownership interest as of the date of signature of the Plea Agreement, including but not limited to Sec Corp.

discussions of fix-related trading, disclosures of confidential customer information, discussions of bid/offer spreads offered to customers, and discussions on trading to trigger or defend FX barrier positions. The FRB Order requires BNPP to cease and desist, assesses a civil money penalty of $246,375,000, and requires the parties thereto to agree to take certain affirmative actions, including: submission to the FRB of an enhanced written internal controls and compliance program, an enhanced internal audit program, and a written plan to improve their compliance and risk management program, each acceptable to the FRB and dealing with their FX and other benchmark-related activities; and conducting an annual review of compliance policies and a risk-focused sampling of key controls regarding their FX and other benchmark-related activities.

The DFS entered into a consent order (the “DFS Order”) on May 24, 2017 with BNPP and its New York branch (the “DFS Order Parties”) to settle DFS’s investigations into alleged violations of the New York Banking Law (“Banking Law”) arising out of conduct in the DFS Order Parties’ FX business during the period between 2007 and 2013. The conduct described in the DFS Order includes collusive conduct carried out through on-line chat rooms, improper exchanges of information, manipulating prices, and misleading customers by hiding markups on executed trades. The DFS Order finds that the DFS Order Parties violated the Banking Law by conducting business in an unsafe and unsound manner and by failing to maintain and make available true and accurate books, accounts, and records reflecting all transactions and actions and also violated a provision of the New York Codes, Rules and Regulations by failing to submit a report to the Superintendent immediately upon discovering fraud, dishonesty, making of false entries or omission of true entries, or other misconduct. As per the DFS Order, the DFS Order Parties were required to pay a civil monetary penalty of $350 million, which was paid on June 1, 2017. The DFS Order also requires the DFS Order Parties to submit written proposals for approval by the DFS covering its senior management oversight,(7) internal controls and compliance program, compliance risk management program, and internal audit program regarding the DFS Order Parties’ FX trading business and related sales activities.

Both the DFS Order and the FRB Order require the parties thereto to agree to not re-employ certain employees who were involved in the misconduct and subsequently resigned or were terminated.  While the conduct described in the FRB Order and the DFS Order involved more than the single employee involved in the Conduct as described in Section IV.A below, such conduct did not involve any Fund(8) with respect to which the Fund Servicing Applicants engage in Fund Service Activities(9) and did not involve, among other things, any of Applicants acting as an investment adviser or depositor of any Fund.

(7)                                 In connection with this requirement, the DFS Order indicates that the DFS will consider whether this requirement has been satisfied by prior submissions.  DFS Order at paragraph 109(a).

(8)                                 No representation is made in respect of the Funds that were not advised or sub-advised by any of the Fund Servicing Applicants during the period of the Conduct or the conduct described in the FRB Order and the DFS Order.

(9)                                 The Pleading Entity does not engage, has not engaged, and will not engage in Fund Service Activities.

III.                              Application of Section 9 of the Act

Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company if the person “within 10 years has been convicted of any felony or misdemeanor . . . arising out of such person’s conduct” as a bank, among other things.  Section 2(a)(10) of the Act defines the term “convicted” to include a plea of guilty.  Section 9(a)(3) extends the prohibitions of Section 9(a)(1) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(1).  “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

(A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

Taken together, Sections 9(a)(1) and 9(a)(3) would in the context of the Plea Agreement have the effect of precluding each Applicant from acting as an investment adviser, sub-adviser or depositor for any Fund, ESC or BDC subject to Section 9 or as a principal underwriter for any Open-End Fund, FACC or UIT.  The Plea Agreement would result in a disqualification of each Applicant for ten years under Section 9(a)(3) because the Pleading Entity is an Affiliated Person of each of the other Applicants within the meaning of Section 2(a)(3) of the Act and would become the subject of a conviction described in Section 9(a)(1).  Other Covered Persons would be similarly disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund, ESC or BDC subject to Section 9.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that:  (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).(10)

IV.                               Statement in Support of Application

In support of their position that the Commission should issue the Orders, Applicants assert that, absent relief, the prohibitions of Section 9(a) would be unduly or disproportionately severe, and that the Conduct did not constitute conduct that would make it against the public

(10)                          Cf.  Applications for Relief from Disqualification, Investment Company Act Release No. 8,689 (Feb. 26, 1975).

interest or protection of investors to grant the exemption.  In support of this assertion, Applicants state the following:

A.                                    Limited Scope of the Misconduct

The Conduct did not involve any of Applicants acting as an investment adviser or depositor of any Fund, ESC or BDC or as principal underwriter for any Open-End Fund, UIT or FACC.  The Conduct similarly did not involve any Fund(11) with respect to which Applicants engage in Fund Service Activities.(12)  Imposing the statutory bar under Section 9(a) upon the Fund Servicing Applicants would result in material economic losses, and the operations of the Funds would be disrupted as they sought to engage new advisers.  Barring the Fund Servicing Applicants from providing Fund Service Activities as a result of Conduct in which the Fund Servicing Applicants played no part would be unduly and disproportionately severe.

The legislative history of Section 9 of the Act indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”(13)  At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  Congress could not have foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations as are the Applicants.  As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that a Fund, ESC or BDC would have to be deprived of its management or an Open-End Fund, UIT or FACC of its distribution because of charged violations that do not relate in any way to Fund Service Activities.  In the absence of improper practices relating to their Fund Service Activities, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.  In short, the conduct of Applicants has not been such to make it against the public interest or the protection of investors to grant the Application.

The Conduct occurred as a result of the actions of a single employee from September 2011 until July 2013.  The employee left BNPP in July 2013.(14)  Like any large and diverse financial institution, different parts of the institution, with different systems and personnel, may experience problems at different times.  Since 2013, BNPP’s practices regarding FX activity have undergone, and they will continue to undergo, significant change (described below) and will continue to evolve as regulations evolve.  BNPP is committed to promoting a general culture of compliance.  With regard to the Conduct, and as part of the culture of compliance, as

(11)                          No representation is made in respect of the Funds that were not advised or sub-advised by any of the Fund Servicing Applicants during the period of the Conduct or the conduct described in the FRB Order and the DFS Order.

(12)                          As noted above, the Pleading Entity does not engage, has not engaged, and will not engage in Fund Service Activities.

(13)                          Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

(14)                          The employee remained on the payroll until September 9, 2013 in accordance with the provisions of his employment contract.

described in this application, in particular the remedial actions taken, BNPP is committed to continuing implementation of significant changes in connection with its relevant practices.

BNPP’s participation in the antitrust conspiracy described in the Plea Agreement is limited to a single former BNPP trader in New York. The underlying conduct of the conspiracy was not widespread, nor was it pervasive; rather it was isolated to a single business unit.  No current or former personnel from BNPP or its affiliates other than the individual referenced in the Information have been prosecuted or otherwise pursued by law enforcement agencies individually in this matter for the underlying Conduct, and the individual referenced in the Information as responsible for the Conduct is no longer employed by BNPP or any of its affiliates.  Although it is the indirect holding company of Sec Corp, the in-depth and widespread internal investigation conducted by BNPP and its outside counsel confirmed that the Conduct did not involve the Pleading Entity or any Fund with respect to which Applicants engaged in Fund Service Activities.

B.                                    Hardships on the Funds and their Shareholders

The inability of the Fund Servicing Applicants to continue providing investment advisory services to Funds would result in the Funds and their shareholders facing potential hardship.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Fund Servicing Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services (some of which are highly specialized) that shareholders expected the Funds would receive when they decided to invest in the Funds, and result in the termination of advisory and sub-advisory relationships that the Funds’ boards (including a majority of the disinterested directors or trustees) have determined to be in the best interests of the Funds.  Certain Fund Servicing Applicants and their predecessor entities have been advising investment companies for several decades.  For example, BNPP AM USA has sub-advised Harbor Money Market Fund since 1987.  Many shareholders have long-standing investments and relationships with the Funds.

Each Fund Servicing Applicant that serves as an adviser to Funds has developed a familiarity and expertise with each particular Fund’s operations, and replacing the Fund Servicing Applicants with other advisers would result in inefficiencies and potential investment losses during a transition period that would be completely unwarranted as a result of Conduct unrelated to any Funds.  Further, a replacement adviser may not be willing to provide the same services for the same fees that a Fund Servicing Applicant currently provides.

Uncertainty caused by prohibiting the Fund Servicing Applicants that currently serve as investment advisers to the Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and could result in significant net redemptions of shares of the Funds, which would frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders.

In addition, although successor investment advisers or sub-advisers could replace the Fund Servicing Applicants, disqualifying the Fund Servicing Applicants could result in substantial costs to the Funds and others because of the need to obtain board and shareholder approvals of new investment advisory or sub-advisory agreements with the new adviser or sub-adviser.(15)  Specifically, costs associated with the disqualification would include costs related to:  (1) identifying a suitable successor investment adviser or sub-adviser; (2) calling a special meeting (or meetings) of the boards of directors or trustees of the Funds (“Boards”); (3) preparing, printing and mailing proxy materials to all shareholders; (4) actively soliciting shareholder proxies and tabulating those proxies; and (5) holding the shareholder meetings.  The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders.

C.                                    Adverse Effect on Applicants

If the Fund Servicing Applicants were barred under Section 9(a) from providing investment advisory services to Funds and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe.  The Fund Servicing Applicants have committed substantial capital and other resources to establishing expertise in advising and sub-advising Funds with a view to continuing and expanding this business, which is considered strategically important.  The Fund Servicing Applicants and all other Covered Persons would be precluded from participation in searches for advisory assignments for Funds, which would put them at a competitive disadvantage.  Further, if the Orders are not issued, highly valued long-term client relationships would be disrupted and the Fund Servicing Applicants, and all other Covered Persons, some of which have advised Funds in the past and routinely seek investment advisory mandates from Funds, would be precluded from offering advisory services that represent a valuable part of the total financial services they offer.  Certain details on the adverse effects on each Applicant are set forth below.  Prohibiting the Fund Servicing Applicants from providing Fund Service Activities would also negatively impact their ability to offer clients a complete range of financial services.

1.                                      Adverse Effect on BSCM

With respect to BSCM, if it is denied the benefit of the Orders and is therefore prohibited from providing investment advisory services for ten years, BSCM’s business and its employees would suffer substantially.  BSCM and its predecessor have spent the past 22 years and devoted substantial resources to develop the expertise that is critical to advising and sponsoring the Funds.  If BSCM is denied relief, the result would mean the termination of its advisory relationships with its Fund clients.  Since BSCM’s advisory services to such Funds are substantially all of the advisory services it offers, and development of new advisory business for non-investment company clients would take a substantial amount of capital and time with uncertain prospects of success, BSCM would effectively be prevented from continuing its business.

(15)                          Except that in the case of two Funds sub-advised by BNPP AM USA, shareholder approval would not be required because each such Fund’s adviser has been granted an order from the Commission permitting it, subject to the approval of the Fund’s board, to enter into new sub-advisory agreements with unaffiliated sub-advisers without obtaining shareholder approval.

2.                                      Adverse Effect on BNPP AM USA

With respect to BNPP AM USA, if the Orders are not issued, its long term relationships with third party Funds would be terminated.  Further such a prohibition would (1) limit BNPP AM USA’s prospective activities in a manner that would prejudice its ability to compete for new business opportunities that may be significant to its business; and (2) have an adverse impact on BNPP AM USA’s revenues with the unintended consequence of impacting the continued employment for U.S.-based employees who provide services to these clients.  In addition, as of September 30, 2017, there were approximately 160 people supporting BNPP AM USA.  BNPP AM USA believes that the Plea Agreement will adversely affect its business and that failure to obtain the Orders would not only result in termination of longstanding client relationships, but would also make it impossible to compete for new Fund business and make it difficult for BNPP AM USA to compete within the industry more generally.

Moreover, for the past several years BNPP AM USA has been working on the launch of a series of mutual funds to be advised by BNPP AM USA (and in one case, sub-advised by BNPP AM UK).  The process has been costly, has involved a great deal of management attention, and is now virtually concluded.  Registration statement amendments in respect of all of these Funds are effective and are has commenced operations, with commencement of operations of one or more of the remaining Funds expected to take place as soon as January 2018 subject to, among other things, market conditions.  BNPP AM USA has entered into numerous contracts with third parties with respect to the project, including a three year contract with a third party service provider that provides for substantial termination penalties.  The abandonment of the new Funds due to failure to obtain the Order would result in a waste of considerable effort and expense, result in BNPP AM USA paying substantial termination fees, and deprive investors of investment opportunities.

3.                                      Adverse Effect on BNPP AM UK

If the Orders are not issued, BNPP AM UK’s business and its employees would be adversely affected by BNPP AM UK’s inability to serve an important new client and to expand its U.S. business.  The Fund sub-advisory agreement represents a key client relationship for BNPP AM UK and an expansion of its business.

Managing the investments of Funds is an important validation of BNPP AM UK’s investment expertise and experience in providing services to U.S. clients and is an important factor contributing to the successful marketing of BNPP AM UK’s investment advisory services to new clients.  Termination of BNPP AM UK’s investment advisory services to the Fund it sub-advises could jeopardize the other client relationships BNPP AM UK has established to date in the United States.

The potential detrimental consequences of applying the prohibitions of Section 9(a) to BNPP AM UK would have a negative impact on BNPP AM UK and its employees.  If BNPP

AM UK is unable to expand its business in the future because of the imposition of the Section 9(a) disqualification, BNPP AM UK would be materially affected.

4.                                      Adverse Effect on other Covered Persons, BNPP and the Pleading Entity

Asset management is a core business of BNPP and, beyond the Fund Servicing Applicants, there are other Covered Persons currently registered or in the process of registering with the Commission as investment advisers.  Although such investment advisers are not currently advising Funds, BNPP will review the strategies offered by such Covered Persons in evaluating whether they should be recommended as advisers or sub-advisers to the BNPP AM Funds listed in Part 1A of Appendix A.  Further, such Covered Persons may actively seek out business opportunities with other Funds in the future.  Finally, BNPP regularly invests in asset management companies globally, and some of these companies are Covered Persons and view the ability to access the U.S. market (including advising or sub-advising Funds) as important.

The severe detriment of the prohibitions of Section 9(a) would have adverse consequences not only at present, but also in the future.  If Covered Persons are unable to expand their businesses in extremely important parts of the asset management industry in the future because of the imposition of the ten year Section 9(a) disqualification, the businesses would be significantly and adversely affected.

D.                                    Absence of Any Connection Between the Misconduct and Applicants’ Fund Service Activities

The Conduct did not involve any of the Applicants’ Fund Service Activities.  The Pleading Entity does not and will not serve in any of the capacities described in Section 9(a) of the Act.  The Conduct did not involve any Fund, or the assets of any Fund, with respect to which any Applicant provides Fund Service Activities.  Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given that the Fund Servicing Applicants were not involved in the Conduct and have not been, and will not be, involved in the remedial actions that the Pleading Entity has taken or will take to address the Conduct.

E.                                    No Involvement of Applicants’ Personnel

Applicants note that (1) none of the current or former directors, officers or employees of Applicants had any involvement in the Conduct; (2) no current or former employee of the Pleading Entity or any Covered Person who previously has been or who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Covered Person; (3) the identified employee has had no, and will not have any future, involvement in the Covered Persons’ activities in any capacity described in Section 9(a) of the Act; and (4) because the personnel of Applicants did not have any involvement in the Conduct, shareholders of the Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser.

The identified employee who participated in the Conduct left his position at his BNPP-affiliated employer and that employee is no longer an employee of any Covered Person, nor was he ever employed by any Applicant.  In December 2016, the identified employee pled guilty to a one-count information, in the United States District Court for the Southern District of New York, in which he was charged with knowingly entering into and engaging in a combination and conspiracy to suppress and eliminate competition by fixing prices for Central and Eastern European, Middle Eastern, and African Emerging Markets currencies from at least as early as January 2007 and continuing until at least July 2013, in violation of Section One of the Sherman Antitrust Act, 15 U.S.C. § 1.

Applicants believe the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a).

F.                                     Remedial Actions

BNPP and its affiliates have cooperated with the Department of Justice and other regulatory agencies in their investigations of FX trading activities.  BNPP appreciates the seriousness of the issues underlying the FX matters and has already undertaken significant work in an effort to promptly remediate any weaknesses in its FX compliance and controls program.  It is not BNPP’s goal to merely reactively address the issues identified in these regulatory matters; BNPP strives to lead the industry’s efforts to strengthen compliance and controls surrounding FX trading activities.

The DFS has described these efforts as “commendable” and given them substantial weight in the DFS Order.(16) The FRB has described BNPP’s group-wide remediation initiatives as “comprehensive,” and recognized BNPP’s commitment to such remediation.(17)

1.             Global Actions

Since 2014, BNPP has continued to work to enhance its enterprise wide compliance program in an effort driven by its senior management.  BNPP has increased the budget of the compliance function by €327 million since 2014 to bolster its compliance function, bringing the 2017 compliance function budget to €682 million.  In addition, BNPP has added over 2,100 compliance personnel, more than doubling the number of global compliance staff between 2014 and 2017 (to over 3,800 compliance officers worldwide).  BNPP has invested heavily in compliance projects, Information Technology, Management Information Systems, legal and other enhancement and remediation efforts.  To support its compliance transformation efforts to date, BNPP increased the related annual budget by 13% (approximately €69 million), and BNPP will continue to assess the ongoing adequacy of its compliance budget and invest accordingly.

These resources support a robust compliance training program across BNPP’s operations that seeks to provide role-relevant compliance training to all employees.  Moreover, all employees must complete, on an annual basis, BNPP’s “Ethics and Spirit of Compliance” online training module.  Senior management will continue to be involved in conduct-related communications on an ongoing basis to promote a strong conduct culture and to ensure that appropriate “tone from the top” is cascaded throughout the organization.  Such efforts include “Conduct Matters” events (e.g., Conduct Weeks) that are held globally for all Corporate and Institutional Bank (“CIB”) employees to further strengthen training on market abuse, conflicts of interests, client confidentiality, and regulatory conduct.

Where gaps in conduct risk controls were found to have existed, BNPP initiated further action and incorporated additional steps into its FX Remediation Plan, and devised and implemented new, detailed, FX-specific policies and procedures to address the identified gaps in risk controls.  Specifically, over the past four years, there have been significant enhancements in senior management oversight, through BNP Paribas USA Inc. being designated as BNPP’s U.S. intermediate holding company, the Consolidated U.S. Operations Risk Committee and reconstitution of the US Wholesale Holdings, Corp. Board, clarification of roles and responsibilities, and establishment of a conduct risk management framework that includes clear reporting and escalation paths.  Furthermore, a Conduct Framework for BNPP’s CIB was developed to increase awareness of conduct risk throughout Global Markets and implement frameworks and controls to limit risks within the FX business.  Risk metrics have also been developed to identify and monitor conduct risk.

2.                                      Business Model Revisions

BNPP’s FX management team has led, designed, and introduced a wide-ranging and comprehensive remediation program for their business over the past three years.

The program was informed by what BNPP learned from its own wide-ranging global investigation, investigations and settlements involving other institutions, market and regulatory guidance and internal expertise from the business and control functions.  The work undertaken is intended to ensure that the Conduct cannot be repeated.

3.                                      Policies, Procedures and Training

In addition, senior management of the FX business have devised and implemented new global detailed FX-specific policies and procedures (the “Foreign Exchange Local Markets (“FXLM”) Principles and Guidelines”) and a comprehensive program to change the culture of the business with the aim that each individual within the business understands their responsibility for proper conduct and compliance.

(16)                          See DFS Order at Paragraph 100.

(17)                          See FRB Order at 5.

Issued in December 2014, the FXLM Principles and Guidelines set out high level principles and detailed guidance in relation to communications and sales and trading conduct applicable to all FXLM personnel.  In July 2016, an updated version of the FXLM Principles and Guidelines was released globally, further strengthening guidance and procedures and reflecting where necessary the developing content of the Single Global Code of Conduct for the FX Industry.

The Global Co-Heads of the FXLM team have devised and led culture and conduct workshops globally.  These have been small group sessions which used case studies to help frame discussions on grey areas and expected behaviors.  Culture and conduct workshops will operate annually going forward, led by desk heads.  Separately, training has been rolled out globally on BNPP’s FXLM remediation program to ensure staff are fully aware of the changes to the FX business and the reasons behind them, and staff are required to attest to their compliance with the FXLM Principles and Guidelines.

4.                                      Supervision

In addition to their usual day-to-day interaction with control functions, supervisors have been given increased tools to directly oversee their staff and identify conduct issues more effectively.

The Front Office Conduct Surveillance (“FOCS”) team developed bespoke trading and communications surveillance programs to target key conduct concerns, enabling in many instances almost immediate feedback on potential issues.  While the FOCS team has hierarchical and functional reporting to the Strategy and Risk team (with escalations to Compliance, Desk Heads and Global Co-Heads where appropriate), it also provides management information to FXLM Global Co-Heads for supervisory purposes.

The Operations Risk monitoring Unified System (“ORUS”) front office control monitoring solution requires front officers to attest regularly that they have adhered to appropriate procedures and controls.  Results and issues will be escalated to the appropriate line managers as well as to OPC.

On a monthly basis, business heads for all businesses apart from the segregated proprietary trading business known as Opera receive global updates on conduct and operational risk (including conduct breaches) directly from control functions through recently instituted Conduct and Operational Risk Evaluation Committees.

5.                                      The Conduct

Measures taken to enhance compliance and improve the FX business also specifically address the Conduct.  Fundamentally, the prohibition on permanent cross-bank chat rooms, the increased training and cultural awareness and the establishment of the FOCS team make it unlikely that the Conduct could occur today.

Specifically, reversed trades are monitored by Actimize, a model which is designed to detect transactions (proprietary and customer) that were not exposed to the risk of the market and did not result in a change of beneficial ownership.  Any potential wash trade generates a scored alert to the Compliance Surveillance Team, accounting for the differences between the transactions, the number of transactions, prior alert history, and other aggravating or mitigating factors, by blotter.  The Compliance Surveillance Team then follows up with the relevant business or desk head.  Actimize was deployed to FX in May 2015, and would have captured the reversed trades in the Conduct.

As a result of the foregoing, the Applicants respectfully submit that granting the exemption requested in this Application is consistent with the public interest and the protection of investors.

G.                                   Actions Taken with Respect to Funds

To provide the Commission further assurance that the exemptive relief being requested in this Application would be consistent with the public interest and the protection of the investors, Applicants agree that they will, as soon as reasonably practical, distribute to the Boards written materials describing the circumstances that led to the Plea Agreement, as well as any effects on the Funds and this Application.  The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which Applicants provide Fund Service Activities, including the directors who are not “interested persons” of the Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act, if any.  Applicants undertake to provide the Boards with all information concerning the Plea Agreement and this Application necessary for those Funds to fulfill their disclosure and other obligations under the U.S. federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

H.                                   Applicants’ Prior Section 9(c) Orders

The BNPP AM USA, BSCM, BNPP and a person that was previously an Affiliated Person of the Applicants (the “former affiliated person”) previously applied for and obtained an order under Section 9(c); however, like the Conduct, the previous order did not relate to matters involving the Applicants’ Fund Service Activities.  Specifically, the previous order related to guilty pleas entered by BNPP in New York state and Federal courts related to transactions conducted by BNPP in U.S. dollars involving entities located in or controlled by countries subject to U.S. sanctions, including Sudan, Iran, and Cuba (“Sanctioned Entities”).  BNPP engaged in the practice of using non-transparent payment messages and structured transactions to conceal U.S. dollar transactions involving the Sanctioned Entities.  The facts and circumstances of the previously obtained Section 9(c) order do not bear on this Application and do not form a pattern of allegedly violative conduct by the Pleading Entity in a particular area.  Rather, as with any large and diverse financial institution, issues may arise in different parts of the institution, with different systems and personnel, at different times.  The Pleading Entity remains committed to promoting a culture of compliance within all parts of its organization, and, specifically with regard to the Conduct, will continue to implement significant changes in connection with its relevant practices, including as part of the remediation efforts described in section IV.F. above.  Therefore, this Application should be evaluated on its own merits and granted for the reasons discussed above.

The BNPP AM USA, BSCM, BNPP and the former affiliated person sought a Section 9(c) order so that they could continue to serve as investment advisers for registered investment companies or Funds.(18)  On July 28, 2014, the Commission pursuant to Section 9(c) permanently exempted BNPP AM USA, BSCM, BNPP, the former affiliated person, and any company of which BNPP was or thereafter became an Affiliated Person from Section 9(a) of the Act with respect to guilty pleas entered pursuant to the plea agreement dated June 30, 2014 with the New York County District Attorney’s Office and the plea agreement with the Department of Justice presented to the court on July 9, 2014.  Investment Company Act Release Nos. 31140 (June 30, 2014) (notice and temporary order) and 31188 (July 28, 2014) (permanent order).  The Applicants have, since the granting of the prior Section 9(c) order, adhered to the conditions specified under such order.

I.                                        Applicants’ Conditions

Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.

Any temporary exemption granted pursuant to the Application will be without prejudice to, and will not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

2.

None of BNPP, the Applicants or any of the other Covered Persons will employ the former employee of an affiliate of the Pleading Entity or any other person who subsequently may be identified by the Pleading Entity or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to Section 9(c).

3.

BNPP and each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order or, with respect to condition four, such later date or dates as may be contemplated by the FRB Order, the DFS Order or any other orders issued by regulatory or enforcement agencies addressing the Conduct.

4.

BNPP and each Applicant and Covered Person will comply in all material respects with the material terms and conditions of the Plea Agreement and with the material terms of the FRB Order, the DFS Order and any other orders issued by regulatory or enforcement agencies addressing the Conduct.

5.

Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Orders within 30 days of

(18)                          BNPP was a party to the previous Application, but did not, does not and will not serve as investment adviser, depositor or principal underwriter to any registered investment company.

discovery of the material violation.

J.                                      Conclusion

For the reasons set forth above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

V.                                    Authorization

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

BNP Paribas USA, Inc.
Peter J. Cooke
787 Seventh Avenue
New York, NY 10019

with a copy to:

Donald R. Crawshaw
Wendy M. Goldberg
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(l) under the Act, each Applicant states that, under the provisions of its governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-4 of this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on January 25, 2018. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

BNP PARIBAS USA, INC.

By:	/s/ Peter J. Cooke
Name:	Peter J. Cooke
Title:	General Counsel

By:	/s/ Phiroze Rao
Name:	Phiroze Rao
Title:	Chief Financial Officer

The Applicant named below has caused this Application to be duly signed on its behalf on January 25, 2018. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

BNP PARIBAS ASSET MANAGEMENT USA, INC.

By:	/s/ Daniel Klein
Name:	Daniel Klein
Title:	Chief Executive Officer

The Applicant named below has caused this Application to be duly signed on its behalf on January 25, 2018. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

BISHOP STREET CAPITAL MANAGEMENT CORP.

By:	/s/ Alan Arizumi
Name:	Alan Arizumi
Title:	Chairman

The Applicant named below has caused this Application to be duly signed on its behalf on January 25, 2018. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application.  All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken.  The undersigned is familiar with such instrument and its contents, and that the facts as stated in the instrument are true to the best of his or her knowledge, information and belief.

BNP PARIBAS ASSET MANAGEMENT UK LIMITED

By:	/s/ Robin S. Meister
Name:	Robin S. Meister
Title:	Authorized Signatory

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being elected Assistant Secretary of BNP Paribas USA, Inc. (the “Pleading Entity”), certifies that this Application is signed by Peter J. Cooke, General Counsel of the Pleading Entity and Phiroze Rao, Chief Financial Officer of the Pleading Entity pursuant to the general authority vested in them.

IN WITNESS WHEREOF, I have set my hand this January 25, 2018.

By:	/s/ Kelly Rice Moyé
Name:	Kelly Rice Moyé
Title:	Assistant Secretary

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being elected Chief Legal Officer and Secretary of BNP PARIBAS ASSET MANAGEMENT USA, Inc. (“BNPP AM USA”), certifies that this Application is signed by Daniel Klein, Chief Executive Officer of BNPP AM USA, pursuant to the general authority vested in him.

IN WITNESS WHEREOF, I have set my hand this January 25, 2018.

By:	/s/ Robin S. Meister
Name:	Robin S. Meister
Title:	Chief Legal Officer and Secretary

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being elected Secretary of Bishop Street Capital Management Corp. (“BSCM”), certifies that this Application is signed by Alan Arizumi, Chairman of BSCM, pursuant to the general authority vested in him as such under Article XIV, Section 1 of the Bylaws of Bishop Street Capital Management.

IN WITNESS WHEREOF, I have set my hand this January 25, 2018.

By:	/s/ David Rair
Name:	David Rair
Title:	Secretary

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being elected Director of BNP PARIBAS ASSET MANAGEMENT UK LIMITED (“BNPP AM UK”), certifies that this Application is signed by Robin S. Meister, Head of Legal and Compliance North America of BNP PARIBAS ASSET MANAGEMENT USA, INC., in her capacity of an Authorized Signatory of BNPP AM UK, pursuant to the general authority vested in her.

IN WITNESS WHEREOF, I have set my hand this January 25, 2018.

By:	/s/ Deborah Lancaster
Name:	Deborah Lancaster
Title:	Director

Appendix A

Part 1 — Funds for Which BNP PARIBAS ASSET MANAGEMENT USA, Inc.
Serves as Sub-Adviser

(a)  American Independence U.S. Inflation-Protected Fund

(b)  Harbor Money Market Fund*

(c)  Principal Funds Inc. — Diversified Real Asset Fund (currency sleeve only)*

(d)  The Advisor’s Inner Circle Fund III — BNP Paribas AM Emerging Markets Total Return Fixed Income Fund

Part 1A — Funds for Which BNP PARIBAS ASSET MANAGEMENT USA, Inc.
Expects to Serve as Investment Adviser(19)

(e)  The Advisor’s Inner Circle Fund III — BNP Paribas AM Absolute Return Fixed Income Fund

(f)  The Advisor’s Inner Circle Fund III — BNP Paribas AM Global Inflation-Linked Bond Fund

(g)  The Advisor’s Inner Circle Fund III — BNP Paribas AM MBS Fund

(h)  The Advisor’s Inner Circle Fund III — BNP Paribas AM U.S. Small Cap Equity Fund

(i)  The Advisor’s Inner Circle Fund III — BNP Paribas AM U.S. Inflation-Linked Bond Fund

(j)  The Advisor’s Inner Circle Fund III — BNP Paribas AM Emerging Markets Equity Fund

Part 1B — Fund for BNP PARIBAS ASSET MANAGEMENT UK LIMITED
Serves as Sub-Adviser

(k)  The Advisor’s Inner Circle Fund III — BNP Paribas AM Emerging Markets Total Return Fixed Income Fund

Part 2 —Funds for Which Bishop Street Capital Management Corp.
Serves as Adviser

(a)  Bishop Street Dividend Value Fund**

(b)  Bishop Street High Grade Income Fund

(c)  Bishop Street Hawaii Municipal Bond Fund

(d)  Bishop Street Short Duration Fund

*                                         This Fund has a manager or managers order so that sub-advisers may be replaced without shareholder vote.

**                                  This Fund is sub-advised by a third party investment adviser.

(19)                          The Funds listed in Part 1A are recently organized mutual funds that BNPP AM USA is expected to advise.